United States Securities and Exchange Commission

Division of Corporate Finance

Office of Industrial Applications and Services

Washington, D.C. 20549

Re:	Texas Republic Capital Corporation
Definitive Proxy Statement on Schedule 14A
Filed March 31, 2023
File No. 000-55621

Response to correspondence received on January 4, 2024 from the United States Securities and Exchange Commission (SEC) and follow up correspondence received on April 1, 2025 regarding the Definitive Proxy Statement on Schedule 14A:

The SEC sent correspondence regarding the Pay versus Performance section on page 13 of the Definitive Proxy Statement on Schedule 14A filed March 31, 2023 for Texas Republic Capital Corporation (“TRCC” or “Company”). The correspondence indicated further clarification on additional details required for the new Pay versus Performance disclosure included in the March 31, 2023 proxy statement. The additional details included naming each non-PEO named executive officer included in the calculation of average non-PEO compensation and the fiscal years in which such persons are included. It also mentioned providing the relationship disclosures.

The correspondence requested the Company to respond to these comments by confirming that it will revise future proxy disclosures in accordance with the additional details discussed above. The Company confirms that it will revise future proxy disclosures. Additionally, the Company confirms that it made those adjustments to the proxy disclosures for each period submitted after March 31, 2023.

Signatures

TEXAS REPUBLIC CAPITAL CORPORATION

Date April 3, 2025	By:	/s/ Timothy R. Miller
Timothy R. Miller
President and Chief Executive Officer